UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                  SCHEDULE 13D/A

                     Under the Securities Exchange Act of 1934
                                (Amendment No. 6)*

                                    REXEL, INC.
                                 (Name of Issuer)

                                   Common Stock
                             par value $1.00 per share
                          (Title of Class of Securities)

                                     969207109
                                  (CUSIP Number)

                           Jean-Francois Carreras, Esq.
                       Sokolow, Dunaud, Mercadier & Carreras
                            1211 Avenue of the Americas
                                New York, NY 10036
                                  (212) 768-5485
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                 October 27, 1995
                       (Date of Event which Requires Filing
                                of this Statement)

  If the filing person has previously filed a Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

  Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

  Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             Exhibit Index:  Page N/A



                                   SCHEDULE 13D
                                  AMENDMENT NO. 6
  CUSIP NO. 969207109

  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                          PINAULT-PRINTEMPS-REDOUTE S.A.
                      (Foreign entity - No number available)

  2  Check the Appropriate Box if a Member of a Group*
                                   a. / /
                                   b. / /
  3  SEC Use Only

  4  Source of Funds*

               N/A

  5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

  6  Citizenship or Place of Organization

                                   FRANCE

                              7    Sole Voting Power
  Number of                             0
   Shares
  Beneficially                8    Shared Voting Power
   Owned By                             11,605,581
   Each

  Reporting                   9    Sole Dispositive Power
   Person                               0
   With
                              10   Sole Dispositive Power
                                        11,605,581

  11  Aggregate Amount Beneficially Owned by Each Reporting Person
                                        11,605,581

  12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*/ /

  13  Percent of Class Represented by Amount in Row (11)
               45.28%

  14  Type of Reporting Person*
               CO

  __________

  * SEE INSTRUCTIONS BEFORE FILLING OUT!



                                   SCHEDULE 13D
                                  AMENDMENT NO. 6

  CUSIP NO. 969207109

  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                                    REXEL S.A.
                      (Foreign entity - No number available)

  2  Check the Appropriate Box if a Member of a Group*
                                   a. / /
                                   b. / /
  3  SEC Use Only

  4  Source of Funds*

          OO, BK

  5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

  6  Citizenship or Place of Organization

                                   FRANCE

                              7    Sole Voting Power
  Number of                             0
   Shares
  Beneficially                8    Shared Voting Power
   Owned By                             11,605,581
   Each

  Reporting                   9    Sole Dispositive Power
   Person                               0
   With
                              10   Sole Dispositive Power
                                        11,605,581

  11  Aggregate Amount Beneficially Owned by Each Reporting Person
                                        11,605,581

  12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*/ /

  13  Percent of Class Represented by Amount in Row (11)
               45.28%

  14  Type of Reporting Person*
               CO
  __________

  * SEE INSTRUCTIONS BEFORE FILLING OUT!



                                   SCHEDULE 13D
                                  AMENDMENT NO. 6

  CUSIP NO. 969207109

  1  Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

                    INTERNATIONAL TECHNICAL DISTRIBUTORS, INC.
                                    64-0740911

  2  Check the Appropriate Box if a Member of a Group**
                                   a. / /
                                   b. / /

  3  SEC Use Only

  4  Source of Funds*

          N/A

  5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

  6  Citizenship or Place of Organization

                                   FRANCE

                              7    Sole Voting Power
  Number of                             0
   Shares
  Beneficially                8    Shared Voting Power
   Owned By                             4,636,994
   Each

  Reporting                   9    Sole Dispositive Power
   Person                               0
   With
                              10   Sole Dispositive Power
                                        4,646,994

  11  Aggregate Amount Beneficially Owned by Each Reporting Person
                                        4,636,994

  12  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*/ /

  13  Percent of Class Represented by Amount in Row (11)
               18.09%

  14  Type of Reporting Person*
               CO
  __________

  * SEE INSTRUCTIONS BEFORE FILLING OUT!



                          AMENDMENT NO. 6 TO SCHEDULE 13D

     This Amendment No. 6 to Schedule 13D (the "Schedule 13D") is filed by Pinault-Printemps-Redoute S.A. ("PPR"), Rexel S.A. ("Rexel") and International Technical Distributors, Inc. ("ITD") with respect to the acquisition on the open market, between August 25 and October 27, 1995 of 296,800 shares of the common stock, par value $1.00 per share (the "Common Stock"), of Rexel, Inc., formerly known as Willcox & Gibbs, Inc. (the "Issuer") by Rexel S.A. The amount of Common Stock so acquired constitutes approximately 1.16% of the issued and outstanding common stock of the Issuer. Each Reporting Person acknowledges responsibility with respect to the information provided as to such signatory, but assumes no responsibility with respect to the information provided as to any other signatory. Capitalized terms used and not defined herein shall have the meanings ascribed to them in the Schedule 13D.

     ITEM 2         IDENTITY AND BACKGROUND.

     Item 2 of the Schedule 13D is hereby supplemented as follows:

     Schedule A, which sets forth, with respect to each executive officer and director of each SFP, Artemis, PPR, SAPRODIS, Rexel, FIDIN and ITD, such person's name, business address and principal employment, the name and address of any business corporation or other organization in which such employment is conducted and such person's citizenship, is hereby amended and restated as attached hereto.

     ITEM 3         SOURCE AND AMOUNT OF FUNDS/OTHER CONSIDERATION.

     Item 3 of the Schedule 13D is hereby supplemented as follows:

     Between August 25 and October 27, 1995, Rexel, through a series of open-market purchases, acquired 296,800 shares of Common Stock of the Issuer. Rexel paid total cumulative consideration of $3,018,637.50 cash for the shares of Common Stock of the Issuer so purchased, for an average purchase price of approximately $10.17 per share. Such purchases were financed by Rexel's confirmed and unconfirmed banking lines of credit and commercial paper program.

     ITEM 4         PURPOSE OF TRANSACTION.

     Item 4 of the Schedule 13D is hereby supplemented as follows:

     Rexel acquired 296,800 additional shares of the Common Stock of the Issuer purchased between August 25 and October 27, 1995 for investment purposes. This acquisition results in the beneficial ownership by Rexel of approximately 45.28% of the Total Voting Power (as such term is defined in the Investment Agreement) of the Issuer.

     ITEM 5         INTEREST IN SECURITIES OF ISSUER.

     Items 5(a), (b) and (c) of the Schedule 13D are hereby supplemented as follows:

     As a result of its open-market acquisition between August 25 and October 27, 1995 of 296,800 additional shares of the Common Stock of the Issuer, Rexel now directly holds 6,968,587 shares of the Common Stock of the Issuer, equal to approximately 27.19% of the number of shares of Common Stock of the Issuer currently issued and outstanding. ITD directly holds 4,636,994 shares of the Common Stock of the Issuer, equal to approximately 18.09% of the issued and outstanding shares of the Common Stock of the Issuer. PPR, by virtue of its control of Rexel, and through Rexel, ITD, may be deemed to be the indirect beneficial owner of 11,605,581 shares of the Common Stock of the Issuer, or approximately 45.28% of the issued and outstanding Common Stock of the Issuer. As a result of the relationship among PPR, Rexel and ITD, Rexel and ITD may be deemed to share power to vote or dispose of the shares of the Common Stock of the Issuer held directly by each of them with PPR. The Reporting Persons now collectively beneficially own 11,605,581 shares of the Common Stock of the Issuer, equal to approximately 45.28% of the number of shares of the Common Stock of the Issuer currently issued and outstanding.


                                    SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Amendment No. 6 is true, complete and correct.

  Dated:  November 30, 1995

                              PINAULT-PRINTEMPS REDOUTE S.A.


                              By: /s/ Serge Weinberg
                                 Name:  Serge Weinberg
                                 Title:  Chairman & CEO


                              REXEL S.A.


                              By: /s/ Serge Weinberg
                                 Name:  Serge Weinberg
                                 Title:  Chairman & CEO


                              INTERNATIONAL TECHNICAL
                              DISTRIBUTORS, INC.


                              By: /s/ Serge Weinberg
                                 Name:  Serge Weinberg
                                 Title:  Chairman & CEO



                                    SCHEDULE A

                            GENERAL PARTNERS OF S.C.A.
                                FINANCIERE PINAULT

  Name and Principal
  Business Address
  Citizenship                      Position

  _____________________________________________________________________________


  Francois PINAULT                 Managing General Partner
  4, rue de Tournon
  75006 Paris
  Citizenship:  French


  PINAULT TRUSTEE (S.A.R.L.)       General Partner
  c/o Artemis
  Citizenship
  (Jurisdiction of Organization)   French



                 DIRECTORS AND EXECUTIVE OFFICERS OF ARTEMIS S.A.


  Name and Principal
  Business Address
  Citizenship                      Position

  _____________________________________________________________________________


  Francois PINAULT                 President and CEO
  c/o Artemis
  Citizenship:  French

  Patricia BARBIZET-DUSSART        Director, General Manager
  c/o Artemis                      Assistant CEO
  Citizenship:  French

  Francois-Henri PINAULT           Director, General Manager,
  c/o Artemis                      Assistant CEO
  Citizenship:  French

  Jean-Louis de ROUX               Director
  c/o Artemis
  Citizenship:  French

  John J. RIAN III                 Director
  c/o Artemis
  Citizenship:  American



                DIRECTORS AND EXECUTIVE OFFICERS OF SOCIETE ANONYME
                          PROFESSIONNELLE DE DISTRIBUTION


  Name and Principal
  Business Address
  Citizenship                      Position

  _____________________________________________________________________________


  Elizabeth Teyssier               Chairman and CEO
  c/o PPR
  Citizenship:  French

  Michel LEMAIRE                   Director
  Prodistri
  c/o PPR
  Citizenship:  French

  Alain GUILLOT                    Director
  Societe Financiere des Grands Magasins
  c/o PPR
  Citizenship:  French

  Cecile de GUILLEBON              Director
  Societe Francaise d'Entrepots
  c/o PPR
  Citizenship:  French



                        DIRECTORS AND EXECUTIVE OFFICERS OF
                          PINAULT-PRINTEMPS-REDOUTE S.A.

  New Head Office : 18, place Henri Bergson - Paris 8e


  Name and Principal
  Business Address
  Citizenship                      Position

  _____________________________________________________________________________


  Serge WEINBERG                   Chairman & CEO
  c/o PPR
  Citizenship:  French


  Francois Jean-Henri PINAULT      Director
  c/o PPR
  Citizenship:  French


  Jean-Claude TATE                 Director
  c/o PPR
  Citizenship:  French


  Philippe VINDRY                  Director
  c/o PPR
  Citizenship:  French


  Bernard YONCOURT                 Director
  c/o PPR
  Citizenship:  French



                             BOARD OF SUPERVISORS<F1> OF
                          PINAULT-PRINTEMPS-REDOUTE S.A.


  Name and Principal
  Business Address
  Citizenship                      Position

  _____________________________________________________________________________


  Ambroise ROUX                    President
  c/o PPR
  Citizenship:  French


  Francois PINAULT                 Vice-President
  c/o PPR
  Citizenship:  French


  Patricia BARBIZET-DUSSARD        Supervisor
  c/o PPR
  Citizenship:  French


  Leopold JEORGER                  Supervisor
  c/o PPR
  Citizenship:  French


  Daniel LEBEGUE                   Supervisor
  c/o PPR
  Citizenship:  French


  Loik LE FLOCH-PRIGENT            Supervisor
  c/o PPR
  Citizenship:  French


  Jean POLLET                      Supervisor
  c/o PPR
  Citizenship:  French


  Patrick POLLET                   Supervisor
  c/o PPR
  Citizenship:  French


  Alain MINC                       Supervisor
  c/o PPR
  Citizenship:  French


  Bruno ROGER                      Supervisor
  c/o PPR
  Citizenship:  French


  Jean-Yves DURANCE                Supervisor
  c/o PPR
  Citizenship:  French


  Antoine JEANCOURT-GALIGNANI      Supervisor
  c/o PPR
  Citizenship:  French


  Francois HENROT                  Supervisor
  c/o PPR
  Citizenship:  French
  __________

  [FN]
  <F1> Pursuant to the French statute governing corporations, "supervisors" have responsibility for appointing the directors and for overseeing the actions of the board of directors, but do not have responsibility for the conduct of the corporation's business.



                                ADVISORY BOARD OF
                          PINAULT-PRINTEMPS-REDOUTE S.A.<F2>


  Name and Principal
  Business Address
  Citizenship                      Position

  _____________________________________________________________________________


  Leon CLIGMAN                     Advisor
  c/o PPR
  Citizenship:  French


  Jean Paul AMIEL                  Advisor
  Credit Lyonnais
  c/o PPR
  Citizenship:  French


  Jean LOYRETTE                    Advisor
  c/o PPR
  Citizenship:  French


  Jean-Philippe HOTTINGER          Advisor
  c/o PPR
  Citizenship:  French


  Jean-Louis de ROUX               Advisor
  c/o PPR
  Citizenship:  French
  __________

  [FN]
  <F2> Under the French statute governing corporations, "advisors" ("censeurs")
       are entitled to attend, and render advice at, the meeting of a firm's board of directors or supervisory board, but have no voting rights.



                              DIRECTORS AND EXECUTIVE
                                 OFFICERS OF REXEL


  Name and Principal
  Business Address
  Citizenship                      Position

  _____________________________________________________________________________


  Serge WEINBERG                   Chairman & CEO
  c/o REXEL
  Citizenship:  French


  Claude SCHOESETTERS              Director, General Manager
  c/o REXEL                        Assistant CEO
  Citizenship:  French


  Daniel SANDLER                   General Manager (non-director)
  c/o REXEL                        Assistant CEO
  Citizenship:  French


  Patricia BARBIZET-DUSSART        Director
  c/o REXEL
  Citizenship:  French


  Bernard CLERC                    Director
  c/o REXEL                        Honorary Chairman
  Citizenship:  French


  Jean-Charles NAOURI              Director
  c/o REXEL
  Citizenship:  French


  Francois PINAULT                 Director
  c/o REXEL
  Citizenship:  French


  Francois Jean-Henri PINAULT      Director
  c/o REXEL
  Citizenship:  French


  Jean-Louis de ROUX               Director
  c/o REXEL
  Citizenship:  French


  Bernard YONCOURT                 Director
  c/o REXEL
  Citizenship:  French



                        DIRECTORS AND EXECUTIVE OFFICERS OF
                    INTERNATIONAL TECHNICAL DISTRIBUTORS, INC.



  Name and Principal
  Business Address
  Citizenship                      Position

  _____________________________________________________________________________


  Serge WEINBERG                   Chairman & CEO
  c/o ITD
  Citizenship:  French


  Robert M. MERSON                 Vice-President
  c/o ITD
  Citizenship:  American


  Alain VIRY                       Treasurer
  c/o ITD
  Citizenship:  French




                    DIRECTORS AND EXECUTIVE OFFICERS OF SOCIETE
                       FINANCIERE DE DISTRIBUTION DE NEGOCE
                 FIDIN (ex GEFIP) 18, rue Troyon - SEVRES (France)


  Name and Principal
  Business Address
  Citizenship                      Position

  _____________________________________________________________________________


  Francois Jean-Henri PINAULT      Chairman & CEO
  c/o FIDIN
  Citizenship:  French


  Bernard YONCOURT                 Director
  S.A. SAPRODIS
  c/o FIDIN
  Citizenship:  French


  Jean-Francois PALUS              General Manager
  PRODISTRI                        (non Director)
  c/o FIDIN
  Citizenship:  French


  Michel FRIOCOURT                 Director
  ALSACIENNE DE MAGASINS
  c/o FIDIN
  Citizenship:  French